Warshaw Burstein, LLP

575 Lexington Avenue

New York, NY 10022

(212) 984-7700

Confidential VIA EDGAR

April 10, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Juan Grana, Esq.
Conlon Danberg, Esq.

Re:	Nexalin Technology, Inc.

Draft Registration Statement on Form S-3

Filed March 31, 2025

CIK No. 0001527352

Dear Messrs. Grana and Danberg:

On behalf of our client, Nexalin Technology, Inc. (“Nexalin” or the “Company”), we confidentially submit this letter in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2025, with respect to the Company’s above referenced Confidential Registration Statement filed on March 31, 2025 (the “Registration Statement”).

We appreciate the opportunity to discuss these issues raised by the Staff with Mr. Grana, and provide below additional elaboration of the items raised in that discussion.

Nexalin is a non-accelerated filer, smaller reporting company, and an emerging growth company. The Company’s common stock is traded on The Nasdaq Capital Market under the trading symbol “NXL.”

Warshaw Burstein, LLP

Office of Industrial Applications and Services

April 10, 2025

The April 7, 2025 letter stated, in pertinent part:

“We note that your Current Report on Form 8-K filed on September 3, 2024 disclosed the results of your annual meeting held on August 26, 2024 and does not appear to have been timely filed. Please provide us with your analysis regarding how you meet the eligibility requirements for Form S-3 as it does not appear that you filed in a timely manner all reports required to be filed in the past 12 months as required by General Instruction I.A.3(b) of Form S-3.”

Nexalin’s annual meeting took place on Monday, August 26, 2024. Shareholders voted to approve three relatively routine items at the meeting (namely, the slate of nominated directors, the appointment of its pre-existing auditor and an adjustment to increase the available reserve under the Company equity incentive compensation plan). The four-day deadline for filing the related Form 8-K was the Friday before the Labor Day weekend holiday (August 30, 2024).

The Company intended to file the Form 8-K timely, and a good faith effort was made to prepare and file the 8-K in advance of the 5:30 pm cutoff on August 30, 2024. Unfortunately, due to technical difficulties experienced by counsel beyond the control of the Company, the Form 8-K was not filed by 5:30 pm on August 30th but was filed on the next business day (September 3, 2024).

Thus, due to technical difficulties, the Form 8-K at issue was filed one business day late and, further, is the only delinquent filing for the 12-month period applicable here. We respectfully submit that, under these circumstances, the “temporary hardship exemption” under Rule 201 of Regulation S-T and a filing date adjustment under Rule 13(b) of Regulation S-T are appropriate.

We believe that that application of Rule 201 is supported by the leading securities law practice treatise, which explains that, where a late filing is due to technical difficulties, the hardship exemption should apply, and a formal request for a filing date adjustment is not necessary. See Harold S. Bloomenthal and Samuel Wolff, Securities and Federal Corporate Law, § 10:31, available through Westlaw, at 3C Sec. & Fed. Corp. Law § 10:31 (2d. ed.) (referred to hereafter as “Bloomenthal & Wolff”). Bloomenthal & Wolff (the authors are former high-level Commission officials) describe the policy of the Staff as providing for the application of this exemption on an automatic basis to current reports on Form 8-K (in addition, periodic reports on Form 10-Q and 10-K), where the submission of the filing is made on the next business day.

The reason for such policy, according to Bloomenthal & Wolff, pertains to the nature of 8-K forms as compared to documents of a “transactional nature” (such as beneficial ownership reporting on Schedule 13D and tender offer filings). They state that: “[w]ith apparent deliberation, the [temporary hardship] exemption ... as construed by the staff is an exemption from the due date ... as to reports filed pursuant to Section 13(a) or 15(d). There is no compelling reason [sic] to impose the risk of a violation of the Securities Acts, even a technical violation, if the filer in good faith is unable to file electronically.” Id.

Warshaw Burstein, LLP

Office of Industrial Applications and Services

April 10, 2025

In addition, Bloomenthal & Wolff raise the issue as to whether a late-filed current report due to technical difficulties should render an issuer ineligible for Form S-3. Bloomenthal & Wolff cite to the plain wording of the Form S-3 Instructions as supporting such position. Specifically, the general requirements in the Instructions mandate the issuer to have “filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on this Form.” Id. In contrast to this prerequisite, the Instructions also require that the issuer have “filed in a timely manner all reports required to be filed during the twelve calendar months ... preceding the filing of the registration statement.” Id.

Bloomenthal & Wolff explain that the difference between “all material”, on the one hand, and “all reports”, on the other, was a deliberate choice by the Commission intended to exclude late filed current reports from the eligibility criteria of Form S-3. Bloomenthal & Wolff state that this is evident in the requirement specifically applicable to “electronic filings” in the Instructions, that provides that the issuer have “filed with the Commission all required electronic filings including [filings] submitted ... pursuant to a hardship exemption as provided by Rule 201...” The omission of “timely” with respect to the electronic filing requirement in the Instructions indicates that Form S-3: “does not appear to require that electronic filing have been filed timely, provided that they have been filed by the time one seeks to use one of these forms”, according to Bloomenthal & Wolff. Id.

Based on the foregoing, we respectfully submit that the Staff should permit the Company to utilize the hardship exemption. Further, we respectfully submit that allowing the Company to use Form S-3 would be “appropriate and consistent with the public interest and the protection of investors further public policy and benefit investors”

In order to continue its ongoing and planned clinical studies, Nexalin requires access to the capital markets. As evidenced by its recent filing of the Registration Statement on Form S-3, Nexalin intends to access the public capital markets as soon as possible. The Company has identified and is prepared to engage a sales agent in connection with an offering under Form S-3, if such filing is permitted. The Company’s eligibility to utilize Form S-3 will be critical to its efforts to raise capital, which it will use, inter alia, to fund its clinical trials and obtain additional FDA approvals of its devices. Except as referenced in this letter, for the past twelve months, Nexalin has been timely in all of its filings under the Exchange Act of 1934, as amended.

Please contact the undersigned at (212) 984-7741, or my partner, Steve Semian at (212) 984-7764, with any questions regarding this request.

Sincerely,

/s/ Martin Siegel
Martin Siegel, Esq.